Phone:	(212) 885-5159
Fax:	(917) 332-3856
Email:	EMendelson@blankrome.com
February 22, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Mark C. Shannon
Branch Chief

Re:	Emerald Dairy Inc.
Form 10-K for Fiscal Year Ended December 31, 2009, As Amended
Filed April 1, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
Response Letter Dated January 25, 2011
File No. 000-52174

Ladies and Gentlemen:

We refer to the letter of the Securities and Exchange Commission (the “Commission”), dated February 7, 2011, addressed to Shu Kaneko, the Chief Financial Officer of Emerald Dairy Inc. (the “Company”).  As was discussed earlier today with Ms. Jennifer O’Brien, of the Commission’s Staff, the Company needs additional time to prepare its response.  The Company anticipates that its response will be filed on or before March 8, 2011.

Please do not hesitate to contact me at (212) 885-5159 with any questions or further comments.

Very truly yours,

/s/ Eric C. Mendelson

405 Lexington Avenue New York, NY  10174-0208

www.BlankRome.com

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